UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of March 2023

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

P.V. Nano Cell Ltd. (the “Company”) announces that the Company entered into definitive agreements with certain existing Company shareholders (the “Investors”) relating to a private placement (the “Private Placement”) of the Company’s ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) in February 2023, under the following terms:

A. The Company offered to issue and sell to the Investors units of its securities for aggregate gross proceeds to the Company of up to $1.0 million (the “Initial Offering”), each unit comprised of (each, a “Unit” and, collectively, the “Units”) (i) one (1) Ordinary Share, and (ii) a warrant to purchase an additional two (2) Ordinary Shares, exercisable through the earlier of (i) the closing of a subsequent offering of Company securities by the Company to qualified investors with an effective price per Ordinary Share of at least $0.20 and (ii) the second anniversary of the issuance of such warrant, in each case at a per share exercise price of $0.07, subject to adjustment (the “Warrant”), at a per Unit purchase price of $0.07 (the “Purchase Price”).

B. In addition, the Company offered to issue and sell to the Investors additional Ordinary Shares for aggregate gross proceeds to the Company of up to an additional $1.0 million (the “Follow on Offering”), at a price per share equal to the Purchase Price, which offering was subject to the achievement by the Company of certain pre-defined milestones on or before December 31, 2022, subject to a further extension at the discretion of the Company, to a date on or before February 28, 2023.

C. Following the closing of the Follow on Offering, the Company offered to issue and sell to the Investors additional Ordinary Shares for aggregate gross proceeds to the Company of up to an additional $800,000 (the “Final Offering”), at a price per share equal to the Purchase Price, which offering will be subject to the achievement by the Company of certain additional milestones (the “Second Level Milestones”). The Final Offering shall be closed by no later than the close of business on the 30th business day after the delivery of notice by the Company to the Investors that the Second Level Milestones have been achieved.

To date, the Company fully completed the Initial Offering under section A above and raised $1.0 million from the Investors. In addition, the Company raised $705,000 on account of the Follow on Offering referred to in section B. The Company received from two of the Investors a commitment letter to invest an additional aggregate $600,000 on account of the Final Offering referred to in section C above, if the Second Level Milestones are achieved.

The Company expects to issue to the Investors an aggregate of 14, 285,712 Ordinary Shares and warrants to purchase 28,571,425 Ordinary Shares in the Initial Offering in respect of the $1.0 million already invested and an additional 10,071,428 Ordinary Shares to the Investors in the Follow on Offering in respect of the $705,000 already raised. If the Second Level Milestones are achieved and the $600,000 aforesaid investment is made in the Final Offering, the Company would issue an additional 8,571,428 Ordinary Shares to such Investors.

The Company expects to use the proceeds from the Private Placement to expand its operations and for general working capital.

The securities offered in the Private Placement have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state or other jurisdiction's securities laws and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions' securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2023	P.V. NANO CELL LTD.

	By:	/s/ Avi Magid
		Name:	Avi Magid
		Title:	Chief Executive Officer